UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 26, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date:	August 26, 2009

26 August 2009
The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, 20 Bridge Street
SYDNEY NSW 2000
Dear Sir
Lihir Gold Limited — Half-year Report
Please find attached for immediate release to the market:
1.	ASX Appendix 4D and Financial Report for the half-year ending 30 June 2009; and

2.	Financial Results Release.
Yours sincerely

Stuart MacKenzie
Group Secretary

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLGold.com	Papua New Guinea

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

ASX APPENDIX 4D AND FINANCIAL REPORT
FOR THE HALF-YEAR ENDED
30 JUNE 2009
Given to ASX under Listing Rule 4.2A
This report should be read in conjunction with the 2008 Annual Report lodged with the ASX on 23 March 2009 and the Second Quarter Production Report released on 30 July 2009. Dollar figures refer to US dollars. Unless otherwise stated, percentage changes refer to the 6 months to June 2009 compared with the 6 months to June 2008.
26 August 2009
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

ASX APPENDIX 4D	26 August 2009
(Rule 4.2A.3)
HALF-YEAR REPORT
FOR THE HALF-YEAR ENDED 30 JUNE 2OO9
RESULTS FOR ANNOUNCEMENT TO THE MARKET

Current reporting period:	6 months ended 30 June 2009
Previous corresponding reporting period:	6 months ended 30 June 2008

						30 June 2009
(All comparisons to half-year ended 30 June 2008)						US$m
Revenue from ordinary activities	up	97%	from	286.7	to	564.1

Operating profit before other income/expenses and tax	up	130%	from	96.7	to	222.2

Net profit after tax and before non-cash hedging losses and non-recurring items attributable to members of the parent entity (“underlying profit”)	up	130%	from	67.4	to	154.9

Profit / (loss) from ordinary activities after tax attributable to members	down	924%	from	36.5	to	(300.9)

Net profit / (loss) for the period attributable to members	down	924%	from	36.5	to	(300.9)
Explanation of results
Profit / (loss) from ordinary activities after tax attributable to members decreased by $337.4 million, from a profit of $36.5 million, to a loss of $300.9 million. Included in the loss was a net impairment charge in relation to the Ballarat operation of $409 million.
Refer to the review of results in the Directors’ Report attached and the release to the market today by the Company.
Dividends
The Company has not proposed to pay any dividends.
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

	30 June 2009	30 June 2008
* Net tangible assets per share (US cents)	105.0	109.0

*	Net tangible asset per share for 2008 has been recalculated based on the final purchase price allocation of Equigold NL (refer to the Notes to the condensed consolidated interim fìnancial report, Note 10 for further details).
Details of Entity’s over which control has been gained during the current reporting period:
The Company has not gained control over any Entity’s during the current reporting period.
All Entity’s in the Consolidated Entity have used International Financial Reporting Standards as issued by the IASB in compiling the report.
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
DIRECTORS’ REPORT
The Directors’ submit their report on the Consolidated Entity consisting of Lihir Gold Limited and its controlled Entity’s at the end of or during the six month period ended 30 June 2009 (referred to as “the half-year”).
Directors
The names of the directors in office at any time during the half-year and up to the date of this report are:
Dr Ross Garnaut (Chairman)
Mr Arthur Hood (Managing Director and Chief Executive Officer)
Mr Bruce Brook (Non-Executive Director)
Dr Peter Cassidy (Non-Executive Director)
Dr Michael Etheridge (Non-Executive Director)
Mrs Winifred Kamit (Non-Executive Director)
Mr Geoff Loudon (Non-Executive Director)
Mr Alister Maitland (Non-Executive Director)
Each was a Director during the whole of the half-year.
REVIEW OF RESULTS
The following commentary provides information to assist investors with an understanding of the financial information. The additional financial information is derived from the Financial Report for the half-year ended 30 June 2009 of Lihir Gold Limited.
The Consolidated Entity includes Lihir Gold Limited (“the Company”) and its subsidiaries (“the Consolidated Entity”). During the half-year the principal continuing activities of the Consolidated Entity consisted of the exploration for, development of and mining, processing and sale of, gold assets.
All comparisons are to the half-year ended 30 June 2008 for the Statement of Comprehensive Income and Statement of Cash flows. Balance sheet comparisons are to the year ended 31 December 2008.
OVERVIEW OF OPERATING RESULTS FOR THE HALF-YEAR
An increase in gold production, lower unit operating costs but lower realised gold prices for the half-year, resulted in the Consolidated Entity reporting a 130% increase in operating profit before other income / expense of $222.2 million for the half-year compared with the corresponding period in 2008. Production increased from 316,000 ounces of gold in the first half of 2008 to 612,000 ounces in the first half of 2009; the average realised gold price fell from $909 per ounce to $892 per ounce. Net profit after tax decreased by $337.3 million from $36.5 million to a loss of $300.8 million, after including an impairment loss of $409.1 million recognised in respect of the Ballarat operation; a sale process has been initiated in July 2009 for the Ballarat assets. The net loss after tax attributable to equity holders of the Company was $300.9 million with a net profit after tax of $0.1 million attributable to minority interests of the Consolidated Entity.
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Total comprehensive income, which represents the change in net assets excluding the impact of transactions with equity holders, was a loss of $148.5 million for the half year compared with a profit of $110.9 million for the previous corresponding half-year. Other comprehensive income of $152.3 million included favourable translation impacts on foreign operations and the movement in fair value of cash flow hedges and available for sale financial assets; this partially offset the net loss after tax of $300.8 million which included the Ballarat impairment.
Discussion and analysis of the Statement of Comprehensive Income / (LOSS)
Revenue
Revenue has risen significantly over the comparative half-year to $564.1 million as a result of the near doubling of gold sales. The first half of 2009 saw record production at Lihir operations and included a full period’s contribution from Mount Rawdon and Bonikro, following the merger with Equigold on 17 June 2008. Gold sales included 84,354 ounces from Bonikro, 53,943 ounces from Mount Rawdon and 9,917 ounces from Ballarat. Lihir sales volume increased from 300,212 ounces for the half-year ended 30 June 2008 to 465,396 ounces for the half-year ended 30 June 2009. Cash and non-cash hedging losses are excluded from sales revenue but are reported separately. Leaving aside hedging losses, the average spot gold price rose marginally from $914 per ounce to $916 per ounce.
Cost of sales
Cost of sales, including depreciation, totalled $314.4 million, up 85% on the previous half-year. In addition to the impact of increased sales volumes, cost of sales rose significantly by inclusion of the amortisation of mineral reserves relating to the acquired operations of Mount Rawdon and Bonikro. This was offset partially by lower unit operating costs and a reduction in net inventory movements and deferred mining costs. Lihir operations operating costs for the half year were impacted by lower fuel prices and favourable exchange rate movements when compared to the comparative period.
The purchase price allocation for the Equigold acquisition was finalised during the period whereby a significant portion of the $762 million purchase consideration was assigned to mineral reserves and resources. This mineral reserve asset is being amortised for Bonikro and Mt Rawdon over the existing reserves, however the rate of amortisation per ounce will decrease if and when resources are converted to reserves.
Corporate expenses
Corporate office expenses have increased with the continued growth of the Group and to facilitate the major capital programs and expansions of the Consolidated Entity’s operations. The current half year period includes corporate costs for increased support and services provided to the Mount Rawdon and Bonikro operations and Cote D’lvoire exploration activities.
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Exploration
Exploration expense of $8.6 million was 105% higher than the prior half year primarily due to the significant and strategically important exploration program in Cote d’Ivoire with minor increases at both Lihir and Ballarat. Certain near mine exploration costs totalling $11.1 million have been capitalised in accordance with the Consolidated Entity’s published accounting policy.
Hedging loss
During the half year, the acquired Equigold hedge book was closed out. For the period 1 January 2009 to the time of close out a total of 30,678 ounces were delivered into the hedges and brought to account in the Statement of Comprehensive Income. The Equigold hedge losses represent the cumulative difference between the spot price of gold at the time of close out and the spot price at the time of the merger of A$939/oz. The cash hedging loss recognised in the current period of $7.7 million relates to the acquired Equigold hedges pre close-out that have been delivered into during the current period.
Under hedge accounting, the profit or loss on closed-out hedge contracts are to be brought to account at the original designation dates. Accordingly, the current period hedging loss includes $58.9 million of pre-tax non-cash hedging losses in respect of hedge contracts that have been closed out in prior periods. Future periods will continue to report non-cash hedging losses in line with the original designation dates of the closed hedges and these will be brought to account in the Statement of Comprehensive Income.
The following table provides a summary of the non-cash hedging losses to be booked in future periods for hedge books closed out:

	Gross pre-tax		Net post-tax
	non-cash hedging		non-cash hedging
Designation year	loss	Tax effect	loss

	$m	$m	$m
2009 – 2nd half-year	52.1	(15.3)	36.8
2010 – 1st half-year	45.6	(13.4)	32.2
2010 – 2nd half-year	43.2	(12.8)	30.4
2011 – 1st half-year	41.3	(12.3)	29.0
2011 – 2nd half-year	2.9	(0.9)	2.0
2012 – 1st half-year	2.9	(0.8)	2.1
2012 – 2nd half-year	2.9	(0.9)	2.0
2013 – 1st half-year	3.0	(0.9)	2.1
2013 – 2nd half year	3.0	(0.9)	2.1

	196.9	(58.2)	138.7
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
lmpairment losses
Ballarat
During the six month period ended 30 June 2009 the Consolidated Entity has recognised an impairment loss in respect of the Ballarat operation cash generating unit.
The results of a comprehensive review of the Ballarat operation were announced in mid June 2009 indicating that an impairment charge would be brought to account in the June half of 2009. In July 2009 the Consolidated Entity announced that a process for selling the Ballarat operation had been initiated.
As at the date of this report the Consolidated Entity has yet to receive an offer price in a binding sale agreement. It is expected that the sale process would continue until early 2010.
The net assets of the Ballarat cash generating unit have been written down to a value of nil as at 30 June 2009 with an impairment charge of $546 million before tax recognised in other expenses. This includes an impairment charge of $31 million in respect of goodwill allocated to the Ballarat cash generating unit. The tax effect of this impairment charge is $137 million giving rise to a total impairment charge net of tax of $409 million.
Lihir Island
During the six month period ended 30 June 2009 the Consolidated Entity has tested for impairment of certain non-productive assets in respect of the Lihir Island operation and has consequently recognised an impairment loss of $3.8 million in respect of these assets.
Other income and expenses
Other income includes $4 million in insurance recoveries in respect of a prior year insurance claim for the Lihir Island operations.
Other expenses includes $4.1 million in losses on disposal of fixed assets, including a $1.4 million loss on sale in respect of the Kirklocka assets acquired as part the Equigold merger that were sold in May 2009 and $2.6 million in relation to Lihir Island assets disposed.
Financial income and expenses
Financial income increased during the period by 165% to $8.2 million. This was mainly due to the realised exchange gains on the repayment of intercompany loans originally advanced by the Consolidated Entity’s Australian companies to the Bonikro operation to fund start up and construction activities, as well as a realised exchange gain of $2 million in relation to hedging of the A$ proceeds from the share placement in March 2009.
Financial expenses increased during the period from $0.3 million to $2.8 million, principally as a result of an increase in accretion expense in relation to the Lihir Island provision for rehabilitation.
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Income tax benefit
The effective income tax benefit rate was higher than the statutory rate reflecting the impact of certain non-deductible employee related benefits and exploration expenditure partly offset by the zero tax rate applicable for the Consolidated Entity’s Cote d’Ivoire operating entity that is currently enjoying a tax holiday. Goodwill impaired in respect of Ballarat was not tax effected.
As a result of the impairment of the Ballarat operation a review of the probability of recoverability of the Consolidated Entity’s Australian tax losses was conducted; deferred tax assets amounting to $18 million in respect of Australian tax losses have not been recognised for accounting purposes. The losses continue to be available for tax purposes and recoverability of Australian tax losses will continue to be assessed each balance date.
Exchange differences on translation of foreign operations
The Consolidated Entity is a US$ presentation entity however its Australian subsidiaries currently have a functional currency of Australian dollars. Consequently these Entity’s are translated into US$ at reporting date. The change in exchange rate is an unrealised foreign exchange adjustment and is reflected in the Foreign Currency Translation Reserve. The strengthening Australian dollar resulted in a favourable $85.2 million adjustment to net assets and thus comprehensive income.
Net change in fair value of available for sale financial assets
The Consolidated Entity’s holdings in publicly listed share investments increased in market value during the current period reflecting an unrealised gain in other comprehensive income.
Discussion and analysis of the balance sheet
The Consolidated Entity’s net assets and total shareholders’ equity increased during the half year by $195.5 million or 7%. This increase is attributable to the issue of equity via an institutional placement and share purchase plan ($340.9 million net of transaction costs), exchange rate movements which favourably affected the translation of the Consolidated Entity’s net assets held by foreign subsidiaries and movements in the hedge reserve. These increases in valuation were partly offset by the net loss after tax which included an impairment of the Ballarat assets.
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Discussion and analysis of the statement of cash flows
Cash on hand at the end of the half-year totalled $488.8 million. Cash balances increased by $424 million during the half-year due mainly to proceeds from the equity issues and cash generated from operations in excess of capital investment.
Cash generated from operations increased by $217.7 million to $258.9 million due mainly to higher sales revenue and cash margins. The increased sales revenue was due to a 99% increase in sales volume and relatively steady realised sales price when compared with the previous half year. The first half of 2009 includes a full period’s contribution from Mount Rawdon and Bonikro, which were acquired as part of the merger with Equigold on 17 June 2008, and record half-year production at Lihir operations.
Net cash flows from operations includes $37.9 million in respect of the close out of the Equigold hedge book and $1.4 million received in respect of the Lihir Island insurance claim.
Net cash used in investing activities increased by $43.1 million to $148.1 million as the Consolidated Entity continued to invest in the MOPU project on Lihir Island, exploration in Cote d’Ivoire, sustaining capital and the Ballarat operation prior to the impairment charge and the announcement of the intended sale. During the period, final payment was made for the acquisition of minority interests in December 2008.
Financing activities during the half-year included the institutional placement which raised $330.5 million and the share purchase plan which raised an additional $18 million. Associated transaction costs for the capital raisings amounted to $7.6 million.
Dividends
No dividends or distributions have been declared or paid to members during the period. The directors have resolved that no dividend be paid at this time.
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Auditor’s independence declaration
An independence declaration from the auditors PricewaterhouseCoopers has been obtained and is attached at page 12 of this report.
Rounding of amounts
Amounts included in this director’s report and the financial report have been rounded to the nearest US$100,000 unless otherwise indicated.
This report is made in accordance with a resolution of the directors.
Signed and dated

Ross Garnaut	Arthur Hood
Chairman	Managing Director

26 August 2009
Report for the half-year ended 30 June 2009

PricewaterhouseCoopers

6th Floor Credit House
Cuthbertson Street
PO Box 484
PORT MORESBY
PAPUA NEW GUINEA
Website: www.pwc.com.pg
Telephone (675) 321 1500
Facsimile (675) 321 1428
Auditor’s Independence Declaration
As lead auditor for the review of Lihir Gold Limited for the half-year ended 30 June 2009, I declare that to the best of my knowledge and belief, there have been:
a) no contraventions under the auditor independence framework of the Corporations Act 2001 in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review. This declaration is in respect of Lihir Gold Limited and the entities it controlled during the period.

Brett Entwistle	Port Moresby
Partner	26 August 2009
PricewaterhouseCoopers

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
FOR THE HALF-YEAR ENDED 30 JUNE 2009

		Half-year ended	Half-year ended
		30 June 2009	30 June 2008
	Note	US$m	US$m
Revenue	3a	564.1	286.7
Cost of sales	3b	(314.4)	(170.0)

Gross profit from mining activities		249.7	116.7

Corporate expense		(18.7)	(13.6)
Project studies		(0.2)	(2.2)
Exploration expense		(8.6)	(4.2)

Operating profit before other income / (expense)		222.2	96.7

Other income / (expense)
Hedging loss	3c	(66.6)	(43.6)
Other income	3d	4.0	0.2
Impairment losses	3d	(549.9)	—
Other expenses	3d	(4.1)	(0.5)

Operating profit before finance costs		(394.4)	52.8

Financial income	3e	8.2	3.1
Financial expenses	3e	(2.8)	(0.3)

Profit / (loss) before tax		(389.0)	55.6

Income tax benefit / (expense)		88.2	(19.1)

Net profit / (loss) after tax		(300.8)	36.5

Attributable to equity holders of the Company		(300.9)	36.5
Attributable to minority interests		0.1	—

		(300.8)	36.5

Other comprehensive income
Exchange differences on translation of foreign operations		85.2	46.9
Net change in fair value of cash flow hedges		20.9	(4.2)
Deferred loss on cash flow hedges		64.2	43.9
Net change in fair value of available for sale financial assets		4.3	(1.3)
Income tax on other comprehensive income		(22.3)	(10.9)

Other comprehensive income for the period (net of tax)		152.3	74.4

Total comprehensive income / (loss)		(148.5)	110.9

Attributable to equity holders of the Company		(148.6)	110.9
Attributable to minority interests		0.1	—

		(148.5)	110.9

(Loss) / earnings per share		US cents	US cents
Basic (cents/share)		(12.7)	1.8 *
Diluted (cents/share)		(12.7)	1.8 *
The above condensed consolidated interim statement of comprehensive income should be read in conjunction with the accompanying notes.

*	Restated to include the 2009 bonus component of the rights issue and share placement
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2009

		As at	As at
		30 June 2009	31 December 2008*
	Note	US$m	US$m
ASSETS
Current assets
Cash and cash equivalents	5	488.8	64.7
Receivables		19.6	21.0
Inventories	7	143.4	139.1
Derivative financial instruments	8	4.3	0.4
Other current assets		15.6	5.1

Total current assets		671.7	230.3
Non-current assets
Receivables		0.2	0.4
Inventories	7	278.3	255.0
Derivative financial instruments	8	0.8	0.3
Deferred mining costs		282.6	257.0
Property, plant & equipment		1,739.2	2,103.9
Intangible assets		351.3	419.3
Available for sale financial assets		7.2	2.3
Deferred income tax asset		56.2	31.6

Total non-current assets		2,715.8	3,069.8

Total assets		3,387.5	3,300.1

LIABILITIES
Current liabilities
Accounts payable & accrued liabilities		83.9	102.1
Provisions		19.7	18.5
Borrowings and finance facilities		0.4	0.3
Derivative financial instruments	8	—	33.5
Deferred settlement payable		—	10.8

Total current liabilities		104.0	165.2
Non-current liabilities
Provisions		47.3	37.5
Borrowings and finance facilities		0.1	0.2
Derivative financial instruments	8	—	18.9
Deferred income tax liability		104.7	142.4

Total non-current liabilities		152.1	199.0

Total liabilities		256.1	364.2

NET ASSETS		3,131.4	2,935.9

EQUITY

Share capital	9	3,420.9	3,080.0
Reserves		(150.5)	(305.8)
Retained (losses) / earnings		(171.0)	129.8

Total equity attributable to equity holders of the Company		3,099.4	2,904.0

Minority interests		32.0	31.9

Total equity		3,131.4	2,935.9

*	restated — refer to Note 10
The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 30 JUNE 2009

		Half-year ended	Half-year ended
		30 June 2009	30 June 2008
	Note	US$m	US$m
Total equity at the beginning of the financial year attributable to equity holders of the Company		2,904.0	2,168.5
Issue of shares — placement and share purchase plan (net of transaction costs)	9	340.9	—
Issue of shares — merger of Equigold NL	9	—	756.0
Issue of shares — Mineral Resources Lihir Limited	9	—	5.2
(Loss) / profit for the half-year		(300.9)	36.5
Transfer of hedge losses to the statement of comprehensive income (net of tax)		44.7	30.6
Other movements in hedging reserve (net of tax)		14.7	(3.0)
Changes in share based payment reserves (net of tax)		3.4	(1.7)
Change in fair value of available for sale financial assets (net of tax)		2.5	(1.1)
Exchange difference on translation of foreign operations (net of tax)		90.1	46.9

Total equity attributable to equity holders of the Company at the end of the half-year		3,099.4	3,037.9

Minority interests	10	32.0	50.2

Total equity		3,131.4	3,088.1

The above condensed consolidated interim statement of changes in equity should be read in conjunction with the accompanying notes.
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
CONDENSED CONSOLIDATED INTERIM CASHFLOW STATEMENT
FOR THE HALF-YEAR ENDED 30 JUNE 2009

		Half-year ended	Half-year ended
		30 June 2009	30 June 2008
	Note	US$m	US$m
Cash flows from operating activities
Receipts from operating activities		546.8	285.1
Payments arising from operating activities		(287.9)	(243.9)

Cash generated from operations		258.9	41.2
Insurance recoveries		1.4	—
Close out of hedge book		(37.9)	—
Interest and finance charges		(0.2)	(0.1)

Net cash flow from operating activities		222.2	41.1

Cash flows from investing activities
Interest received		1.0	2.8
Purchase of property plant and equipment		(137.9)	(117.6)
Payments for acquisition of minority interests		(10.8)	—
Acquisition of subsidiary net of cash acquired	10	(0.4)	9.8

Net cash flow from investing activities		(148.1)	(105.0)

Cash flows from financing activities
Repayment of other finance facilities		—	(0.2)

Proceeds of equity issue	9	348.5	—
Underwriting expenses	9	(7.6)	—
Advance to subsidiary pre acquisition		—	(49.7)

Net cash flow from financing activities		340.9	(49.9)

Net increase / (decrease) in cash held		415.0	(113.8)
Cash and cash equivalents at the beginning of the year		64.7	174.2
Effect of exchange rate changes on cash and cash equivalents		9.1	2.6

Cash and cash equivalents at end of half-year	5	488.8	63.0

The above condensed consolidated interim cash flow statement should be read in conjunction with the accompanying notes.
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORT

NOTE 1:	Summary of significant accounting policies
(a)	Basis of preparation
Lihir Gold Limited (“the Company”) is a company domiciled in Papua New Guinea. The condensed consolidated interim financial report of the Company for the half-year ended 30 June 2009 includes the Company and its controlled Entity’s, together referred to as the Consolidated Entity. This financial report for the interim half-year reporting period ended 30 June 2009 has been prepared in accordance with the reporting requirements of the Australian Securities Exchange (‘ASX’) Listing Rules and International Accounting Standard IAS 34: “Interim Financial Reporting”.
This interim financial report does not include all disclosures of the type normally found within the annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2008 together with any public announcements made by Lihir Gold Limited during the half-year ended 30 June 2009 in accordance with the continuous disclosure obligations of the ASX listing rules.
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.
The interim financial report complies with current accounting standards, which consist of International Financial Reporting Standards (IFRS) as it relates to interim reports.
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions that affect the reported assets, liabilities, revenues and expenses. Assumptions made at each balance sheet date are based on best estimates at that date. Although the Consolidated Entitiy has internal control systems in place to ensure that such estimates are reliably measured, actual amounts may differ from those estimated.
(b)	Changes in accounting policies
The Company has expanded on its accounting policy in relation to the depreciation and amortisation of underground mining assets as follows:
Development costs incurred in the pre-production phase are amortised from the start of commercial production on a units-of-production basis or straight line depending on the nature of the development cost and the expected life of the asset.
Aside from the above update, the accounting policies and methods of computation are the same as those in the most recent annual financial report.
Comparative figures have been adjusted to conform to the changes in presentation in the current reporting period, where necessary.
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

NOTE 2:	Segment reporting
(a)	Identification of reportable segments
The Consolidated Entity has identified its reportable operating segments based on the internal reports that are reviewed and used by the Managing Director and his management team in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis which coincides with geographical segments. Accordingly, the segment income statement includes mine EBITDA as a measure of this operational performance.
The reportable operating segments are based on geographical locations as this is the source of the Consolidated Entity’s major assets and operating activities which have the most effect on rates of return. The operating performances of each of these segments are reported to the Managing Director and his management team on at least a monthly basis.
Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities.
(b)	Types of products
The Consolidated Entity operates in the gold mining industry and derives the majority of its revenue from the sale of gold with a minor quantity of by-product revenue from the sale of silver.
(c)	Accounting policies and inter-segment transactions
Segment information is prepared in conformity with the accounting policies of the Company as disclosed in Note 1 and Accounting Standard IFRS 8 “Operating Segments”. The following items are not allocated to operating segments as they are not considered part of the core operations of any segment:
•	Interest revenue;

•	Finance costs;

•	Hedging gains or losses; and

•	Income taxes.
So as to ensure there are no asymmetrical allocations to reportable segments, the following assets and liabilities have been excluded from operating segments:
•	Cash and cash equivalents;

•	Current and deferred tax balances;

•	Interest bearing loans and borrowings;

•	Derivative financial instruments;

•	Assets and liabilities of the corporate office; and,

•	Goodwill in respect of the Equigold NL merger (to be allocated by segment at 31 December 2009).
Transfer prices between segments are set on an arm’s length basis in a manner similar to transactions with third parties.
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
(d)	Reporting by geographical segments

	Papua New	Australia
	Guinea	Mount	Australia
Income statement	Lihir	Rawdon	Ballarat	Africa	Unallocated	Group
Half-year ended 30 June 2009	US$m	US$m	US$m	US$m	US$m	US$m
Revenue from external customers	427.0	50.6	8.8	77.7	—	564.1
Cost of sales (excluding depreciation and amortisation)	(153.5)	(21.5)	(25.1)	(33.6)	—	(233.7)

Mine EBITDA	273.5	29.1	(16.3)	44.1	—	330.4

Non-cash cost of sales

Depreciation and amortisation of mineral reserves	—	(10.1)	—	(22.8)	—	(32.9)
Other depreciation and amortisation	(41.4)	(2.5)	(0.6)	(11.7)	(0.2)	(56.4)
Change in inventories and deferred waste	10.0	—	(1.2)	(0.2)	—	8.6

Gross profit from mining activities	242.1	16.5	(18.1)	9.4	(0.2)	249.7

Corporate expense	—	—	—	(2.6)	(16.1)	(18.7)
Project studies	(0.2)	—	—	—	—	(0.2)
Exploration expense	(1.6)	—	(2.5)	(4.5)	—	(8.6)

Operating profit / (loss) before other income / (expense)	240.3	16.5	(20.6)	2.3	(16.3)	222.2

Hedging profit / (loss)	—	—	—	—	(66.6)	(66.6)
Impairment expense	(3.8)	—	(546.1)	—	—	(549.9)
Other income and (expenses)	1.4	(0.2)	—	—	(1.3)	(0.1)
Net finance costs	—	—	—	—	5.4	5.4

Profit / (loss) before income tax	237.9	16.3	(566.7)	2.3	(78.8)	(389.0)

Income tax expense						88.2

Net profit / (loss) after tax						(300.8)

Ounces produced (Kozs)	466	54	8	84		612
Total cash cost per ounce	323	367		391		350
Capital expenditure	65.2	1.8	19.2	21.7	3.1	111.0
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

		Australia
	Papua New	Mount
	Guinea	Rawdon /	Australia
Income statement	Lihir	Kirkalocka	Ballarat	Africa	Unallocated	Group
Half-year ended 30 June 2008	US$m	US$m	US$m	US$m	US$m	US$m
Revenue from external customers	278.4	7.0	1.3	—	—	286.7
Cost of sales (excluding depreciation and amortisation)	(141.6)	(7.0)	(1.3)	—	—	(149.9)

Mine EBITDA	136.8	—	—	—	—	136.8

Non-cash cost of sales

Depreciation and amortisation of mineral reserves	—	—	—	—	—	—
Other depreciation and amortisation	(28.3)	(0.2)	—	—	(0.4)	(28.9)
Change in inventories and deferred waste	8.8	—	—	—	—	8.8

Gross profit from mining activities	117.3	(0.2)	—	—	(0.4)	116.7

Corporate expense	—	—		—	(13.6)	(13.6)
Project studies	(2.2)	—		—	—	(2.2)
Exploration expense	(3.2)	—	(0.6)	(0.4)	—	(4.2)

Operating profit / (loss) before other income / (expense)	111.9	(0.2)	(0.6)	(0.4)	(14.0)	96.7

Hedging loss	—	—	—	—	(43.6)	(43.6)
Impairment expense	—	—	—	—	—	—
Other income and (expenses)	(0.5)	—	—	—	0.2	(0.3)
Net finance costs	(0.1)	—	0.2	—	2.7	2.8

Profit / (loss) before income tax	111.3	(0.2)	(0.4)	(0.4)	(54.7)	55.6

Income tax expense						(19.1)

Net profit / (loss) after tax						36.5

Ounces produced (Kozs)	308	7	1			316
Total cash cost per ounce	437	433				437
Capital expenditure	62.1	0.2	53.5	1.3	0.5	117.6

	Papua New	Australia
	Guinea	Mount	Australia
	Lihir	Rawdon	Ballarat	Africa	Unallocated	Group
Balance sheet	US$m	US$m	US$m	US$m	US$m	US$m
As at 30 June 2009
Assets and liabilities
Segment assets	1,824.6	210.9	9.4	605.6	737.0	3,387.5
Segment liabilities	(96.1)	(11.3)	(9.1)	(20.0)	(119.6)	(256.1)

As at 31 December 2008*
Assets and liabilities
Segment assets	1,745.1	189.9	476.6	611.3	277.2	3,300.1
Segment liabilities	(85.0)	(24.6)	(19.2)	(13.0)	(222.4)	(364.2)

*	restated — refer to Note 10
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
(e)	Major customers
The Consolidated Entitiy does not rely on any major customers for the sale of gold. Gold sales are regularly transacted on a spot basis with various institutions in the market place and although more than 10% of revenue may be derived from certain institutions this is solely at the discretion of the Consolidated Entitiy.
The following table shows customers with transactions amounting to 10% or more of revenues, and the segment reporting the revenue. The customers are identified and ranked in the order of their contribution to revenue and accordingly in any given reporting period the identification of a customer may differ.

	Half-year ended
	30 June 2009	Segment
Customer	US$m	reporting revenue

1	72.0	Africa
2	58.3	Papua New Guinea
3	56.2	Papua New Guinea
4	55.0	Papua New Guinea
5	54.8	Papua New Guinea
6	53.8	Papua New Guinea
7	53.4	Papua New Guinea
8	52.2	Papua New Guinea

	Half-year ended
	30 June 2008	Segment reporting
Customer	US$m	revenue

1	34.8	Papua New Guinea
2	32.5	Papua New Guinea
3	31.5	Papua New Guinea
4	27.5	Papua New Guinea
5	26.7	Papua New Guinea
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 3: Income and expenses

	Half-year ended	Half-year ended
	30 June 2009	30 June 2008
	US$m	US$m
a) Revenue
Gold sales	562.1	282.0
Silver sales	0.6	0.2
Other revenue*	1.4	4.5

	564.1	286.7

* other revenue includes certified emission reduction certificate credits

b) Cost of Sales
Operating costs	(259.2)	(202.4)
Royalties, levies & production taxes	(12.7)	(6.8)
Refining costs	(2.3)	(1.4)
Depreciation & amortisation	(80.7)	(20.1)
Deferred mining costs	20.5	22.4
Changes in inventories	21.1	42.2
Foreign exchange gain loss	(1.1)	(3.9)

	(314.4)	(170.0)

c) Hedging loss
Cash hedging loss	(7.7)	—
Non cash hedging loss	(58.9)	(43.6)

	(66.6)	(43.6)

d) Other income and expenses

Other income
Other income	—	0.2
Insurance recoveries	4.0	—

	4.0	0,2

Other expenses
Impairment losses — Ballarat*	(546.1)	—
Impairment losses — Lihir Island*	(3.8)	—
Fixed asset disposal loss	(4.1)	(0.5)

	(554.0)	(0.5)

* Refer Note 4 below

e) Financial income and expenses

Financial income
Interest income	1.0	2.9
Foreign exchange gain	7.1	—
Other	0.1	0.2

	8.2	3.1

Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 3: Income and expenses (continued)

	Half-year ended	Half-year ended
	30 June 2009	30 June 2008
	US$m	US$m
Financial expenses
Other interest & financing	(2.8)	(0.3)

	(2.8)	(0.3)

NOTE 4: Impairment
Ballarat
During the six month period ended 30 June 2009 the Consolidated Entity has recognised an impairment loss in respect of the Ballarat operation cash generating unit.
A comprehensive review of the Ballarat operation was completed in mid June 2009 indicating that mining in bulk production quantities would not be sustainable due to the nature of the ore body. Consequently in July 2009 the Consolidated Entity announced that a process for selling the Ballarat assets had been initiated. The Consolidated Entity is of the view that any future value of the assets will be linked to any sales proceeds.
As at the date of this report the Consolidated Entity has yet to receive an offer price or a set price in a binding sale agreement.
The net assets of the Ballarat cash generating unit have been impaired and are carried at nil value as at 31 May 2009. An impairment charge of $546 million before tax has been recognised in other expenses. This includes $31 million in respect of goodwill allocated to the Ballarat cash generating unit. The tax effect of this impairment charge is $137 million giving rise to a total impairment charge net of tax of $409 million. After allowing for the non-recognition for accounting purposes of deferred tax assets of $18 million in respect of Australian tax losses, deferred tax assets of $51 million remain in the Consolidated Entity’s Statement of Financial Position in respect of Ballarat assets.
Lihir Island
During the six month period ended 30 June 2009 the Consolidated Entity has tested for impairment of the Lihir Island operation’s geothermal and dewatering wells identifying a number of currently non-productive wells. As a consequence an impairment loss of $3.8 million in respect of these assets has been recognised.
NOTE 5: Cash and cash equivalents

	As at	As at	As at
	30 June 2009	31 December 2008	30 June 2008
	US$m	US$m	US$m
For the purpose of the half-year condensed cash flow statement, cash and cash equivalents are comprised of the following:

Cash at bank and on hand	63.0	64.7	38.9
Short term deposits with financial institutions	425.8	—	24.1

	488.8	64.7	63.0

Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 6: Dividend paid or proposed
No dividends have been paid or proposed.
NOTE 7: Inventory

	As at	As at
	30 June 2009	31 December 2008
	US$m	US$m
Current
Consumable stores	74.1	74.2

Ore stockpiles	54.4	46.8
Gold in circuit	4.4	7.9
Finished goods	10.5	10.2

	143.4	139.1

Non-current
Ore stockpiles	278.3	255.0

	278.3	255.0

NOTE 8: Derivative financial instruments

	As at	As at
	30 June 2009	31 December 2008
	US$m	US$m
Current assets

- Derivative financial instruments	4.3	0.4

	4.3	0.4

Non-current assets

- Derivative financial instruments	0.8	0.3

	0.8	0.3

Current liabilities

- Derivative financial instruments	—	33.5

	—	33.5

Non-current liabilities

- Derivative financial instruments	—	18.9

	—	18.9

During the period the Consolidated Entity closing out all remaining derivative financial hedges of gold production. Derivative financial instruments in place at 30 June 2009 relate to forward exchange contracts to hedge Australian dollar denominated capital commitments.
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 9: Share capital

	As at	As at
	30 June 2009	31 December 2008
	US$m	US$m
(a) Issued and paid up capital
Ordinary shares
Opening balance – 1 January	3,080.0	2,319.7
New issues – placement and share purchase plan	348.5	—
Less: transaction costs	(7.6)	—
New issues – Shares issued in consideration of Mineral Resources Lihir Limited agreement	—	5.2
New issues – Equigold merger	—	756.0
Shares reclassified as treasury shares	—	(0.9)

Closing balance	3,420.9	3,080.0

	Number of ordinary	Number of ordinary
	shares	shares
	’000	’000
(b) Shares on issue
Opening balance – 1 January	2,187,055	1,903,912
New issues – capital raising	171,667	—
New issues – share purchase plan	8,876	—
New issues – Shares issued in consideration of Mineral Resources Lihir Limited agreement	—	3,284
New issues – Equigold merger	—	280,405
Shares reclassified as treasury shares	—	(546)

Closing balance	2,367,598	2,187,055

Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 10: Business Combination
Prior year business combinations
Equigold NL
In June 2008 the Consolidated Entitiy acquired 100% of Equigold NL. At 31 December 2008 the fair value of the identifiable assets and liabilities was provisional. In 2009, the acquisition accounting was finalised as follows:

	Provisional fair
	value as
	previously
	reported	Adjustments	Final
	US$m	US$m	US$m
Cash and cash equivalents	14.4		14.4
Receivables	8.3		8.3
Inventories	18.6	(1.0)	17.6
Other assets	0.3		0.3
Deferred mining costs	2.9	(2.9)	—
Property, plant, equipment and capitalised exploration	121.0	1.0	122.0
Mineral reserves and resources	624.1	(79.8)	544.3
Exploration potential	162.3	(15.1)	147.2
Intangible assets	16.2	21.7	37.9
Available for sale financial asset	6.8		6.8
Accounts payable & accrued liabilities	(16.8)		(16.8)
Contingent liabilities**	(10.0)	(0.9)	(10.9)
Provisions	(13.1)		(13.1)
Derivative financial instruments	(52.8)		(52.8)
Deferred income tax assets / (liabilities)	(188.0)	75.6	(112.4)
Borrowings	(49.0)		(49.0)

Net assets	645.2	(1.4)	643.8

Goodwill arising on business combination *	165.2	2.9	168.1
Minority interests	(49.1)	(1.1)	(50.2)

Total cost	761.3	0.4	761.7

*	The goodwill balance is a result of the acquisition of certain assets for which a deferred tax liability is recognised on acquisition that differs from the available tax base of these assets.

**	In attributing value to the potential exploration projects acquired, it has been assumed that through the realisation of these projects the Cote d’lvoire government will take a 10% stake on any projects that proceed to operate as mining projects. This potential 10% interest has been recognised as a contingent liability.

US$m
Purchase consideration
Shares issued (280,405,288 shares at A$2.87 at rate of US$0.9394 per A$1)	756.0
Direct costs relating to the acquisition	5.7

761.7

Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 10: Business Combination (continued)
Prior year business combinations (continued)
Reconciliation to cash flow

	Half-year ended
	30 June 2008
	US$m
Acquisition of subsidiary net of cash acquired:

Cash balances acquired	14.4

Less: direct cash costs of acquisition	(4.6	)*

Net cash inflow	9.8

*	An additional $1.1 million of direct costs have been attributed to the acquisition since 30 June 2008 with $0.7 million cash flow during the half-year ended 31 December 2008 and a further $0.4 million during the half year ended 30 June 2009.
NOTE 11: Contingent liabilities and assets
Contingent liabilities
A wholly-owned subsidiary, Niugini Mining Limited (“NML”), has been subject to a claim originally initiated in 1997 for unspecified damages for environmental pollution and death and injury to animals and humans in connection with the decommissioned Mt Victor mine in Papua New Guinea. The original claim was dismissed in July 2006 and the claimants’ appeal against that decision was dismissed by the Supreme Court of PNG in June 2007. The claimants’ brought a fresh claim in the National Court containing the same allegations and cause of action as in the claim dismissed in July 2006. NML has filed a defence in the National Court and an application to have the claim dismissed on the basis of being statute-barred and is currently awaiting a date for hearing following an earlier date being vacated at the judge’s request. NML intends to defend the claim vigorously.
The Entity has a number of bank guarantees in favour of various government agencies, service providers and a major supplier for the MOPU project. The total nominal amount of these guarantees at 30 June 2009 is US$34.1 million (2008: $11.2 million).
Contingent assets
•	As a result of the sale of Highlake Resources NL which held tenements at Campbelltown, Maryborough & Dunolly during 2004, Ballarat is entitled to receive a 1% royalty of any gold recovered from these tenements at no future cost to Ballarat.
•	Under an Asset Sale Agreement between Equigold Pty Ltd (“EQI”) and Mount Magnet South NL (“MMS”) dated 13 March 2009 for the sale by EQI of the Kirkalocka processing plant and related assets to MMS, EQI is to be paid $1,000,000 on the first to occur of:
(a)	gold production commencing (in any quantity) from the Kirkalocka processing plant; and

(b)	MMS entering into any unconditional dealing or agreement to deal (including sale, lease, mortgage or other Encumbrance) in relation to the Kirkalocka processing plant (whether in whole or in part), or any such dealing or agreement becoming unconditional.
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 12: Capital expenditure commitments

	Half-year ended	Full year ended
	30 June 2009	31 December 2008
	US$m	US$m
Capital expenditure commitments contracted for:

- payable not later than one year	44.8	83.7
- payable not later than two years	25.6	13.2

	70.4	96.9

The major items of capital commitment are: Lihir Island ($52.8 million for the Million Ounce Plant Upgrade project and $17 million for other equipment purchases), Mount Rawdon ($0.6 million for equipment purchases).
NOTE 13: Subsequent events
Ballarat impairment
On 21 July 2009 the Consolidated Entity announced the intended sale of the Ballarat assets after completing an extensive review of the project during 2009. The sale process is expected to be completed in early 2010.
Report for the half-year ended 30 June 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
DIRECTORS’ DECLARATION
In the Directors’ opinion:
(a)	the attached financial statements and notes thereto of the Consolidated Entity:
(i)	give a true and fair view of the Consolidated Entity’s financial position as at 30 June 2009 and its performance for the half-year ended on that date; and

(ii)	comply with International Financial Reporting Standards; and

(iii)	comply with the reporting requirements of the Australian Stock Exchange Listing Rules; and
(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due or payable.
This declaration is signed on behalf and in accordance with a resolution of the Board of Directors.

Ross Garnaut	Arthur Hood
Chairman	Managing Director

26 August 2009
Report for the half-year ended 30 June 2009

PricewaterhouseCoopers
ABN 52 780 433 757

6th Floor Credit House
Cuthbertson Street
PO Box 484
PORT MORESBY PAPUA NEW GUINEA
Telephone (675) 321 1500
Facsimile (675) 321 1428
Independent auditor’s review report to the members of Lihir Gold Limited
Report on the Half-Year Financial Report
We have reviewed the accompanying half-year financial statements of Lihir Gold Limited, which comprise the statement of financial position as at 30 June 2009, and the statement of comprehensive income, statement of financial position, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration for the Lihir Gold Limited Group (the consolidated entity). The consolidated entity comprises both Lihir Gold Limited (the company) and the entities it controlled during that half-year.
Directors’ responsibility for the half-year financial report
The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with the International Financial Reporting Standards (including the interpretations of the International Financial Reporting Interpretations Committee) and the Australian Stock Exchange (ASX) Listing Rules. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with International Standard on Review Engagements ISRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the ASX Listing Rules including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2009 and its performance for the half-year ended on that date; and complying with International Accounting Standard IAS 34 Interim Financial Reporting. As the auditor of Lihir Gold Limited, ISRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.
A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Independent auditor’s review report to the members of
Lihir Gold Limited (continued)
Our review did not involve an analysis of the prudence of business decisions made by directors or management.
Matters relating to the electronic presentation of the reviewed financial report
This review report relates to the financial report of Lihir Gold Limited (the company) for the half-year ended 30 June 2009 included on Lihir Gold Limited’s web site. The company’s directors are responsible for the integrity of the Lihir Gold Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the statements named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.
Independence
In conducting our review, we have complied with the independence requirements of the Companies Act 1997.
Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Lihir Gold Limited is not in accordance with ASX Listing Rules including:
(a)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2009 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard IAS 134 Interim Financial Reporting

PricewaterhouseCoopers

Brett Entwistle	Port Moresby
Partner	26 August 2009